BRIAN M. BROWN

ADMITTED IN VIRGINIA AND MICHIGAN

(804) 343-5023

bbrown@woodsrogers.com

September 29, 2009

Mr. Dieter King

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St., NW

Washington, DC 20549

TREX COMPANY, INC.

REGISTRATION STATEMENT ON FORM S-3

FILED ON SEPTEMBER 4, 2009

FILE NO. 333-161732

Dear Mr. King:

On behalf of our client Trex Company, Inc., (“Trex”), we are providing responses to the Staff’s letter of comments, dated September 22, 2009 (the “Staff Letter”), with respect to Trex’s Registration Statement referenced above. This letter has been submitted by facsimile, without enclosures, and by EDGAR. A hard copy with enclosures has been sent by overnight courier for delivery on September 30, 2009. Trex has caused to be separately filed with the Commission, contemporaneously with this letter, Amendment No. 1 to the Registration Statement, a copy of which is enclosed. The enclosed copy of Amendment No. 1 is tagged to reflect the changes made in response to the comments contained in the Staff Letter, as well as additional clarifications from the prior filing.

Annexed to this letter is a copy of the Staff Letter. Set forth below are Trex’s responses to the Staff Letter. The numbered paragraphs in this letter correspond to the numbers contained in the Staff Letter. Page numbers referred to in the following paragraphs correspond to the page numbers of Amendment No. 1 to the Registration Statement. Capitalized terms that are not otherwise defined have the meanings given to them in Amendment No. 1, unless the context indicates otherwise.

FORM S-3

Part II

Item 16. Exhibits

COMMENT 1:

1.    We note that you intend to file Exhibit 4.2 (Form of Senior Debt Securities Indenture),

823 East Main Street, Suite 1200 / Richmond, Virginia 23219

(804) 343-5020 / Fax (804) 343-5021

Offices also in Roanoke, Danville, Lynchburg

Response to SEC Comment Letter

September 29, 2009

Exhibit 4.3 (Form of Subordinated Debt Securities Indenture) and Exhibit 5.1 (Opinion of Woods Rogers PLC) by amendment. Please note that you must file these exhibits before you can seek to accelerate the effective date of the registration statement. Please refer to Sections 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our web site.

Response 1:

Trex has enclosed a copy of Exhibit 4.2 (Form of Senior Debt Securities Indenture), Exhibit 4.3 (Form of Subordinated Debt Securities Indenture) and Exhibit 5.1 (Opinion of Woods Rogers PLC) in Amendment No. 1 to the Registration Statement.

COMMENT 2:

2.    We note that you propose to file Exhibit 25A (Statement of Eligibility of Trustee on Form T-1) either by amendment or by incorporation by reference. Please note that you are not permitted to incorporate a T-1 by reference from another filing. You may file the T-1 after the effective date of your registration statement because you are using Form S-3 and you have indicated that you will conduct your offering on a delayed basis. Please refer to Sections 108.02 and 206.01 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our website.

Response 2:

Trex hereby confirms that it will file Exhibit 25A (Statement of Eligibility of Trustee on Form T-1) after the effective date of the registration since it is using Form S-3 and will be conducting the offering on a delayed basis.

We request your earliest possible review of the responses to the Staff’s comments and of Amendment No. 1 to the Registration Statement. Per your request, Trex will wait to submit a request for acceleration of effectiveness pending the Staff’s review and comments, if any.

Best regards,

WOODS ROGERS PLC

        /s/ Brian M. Brown

Brian M. Brown

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4631

September 22, 2009

By U.S. Mail

William Gupp

Vice President, General Counsel and Secretary

Trex Company, Inc.

160 Exeter Drive

Winchester, VA 22603-8605

Re:	Trex Company, Inc.
Registration Statement on Form S-3
Filed September 4, 2009
File No. 333-161732

Dear Mr. Gupp:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why your comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in you explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II

Item 16. Exhibits

1.	We note that you intend to file Exhibit 4.2 (Form of Senior Debt Securities Indenture), Exhibit 4.3 (Form of Subordinated Debt Securities Indenture) and Exhibit 5.1 (Opinion of Woods Rogers PLC) by amendment. Please note that you must file these exhibits before you can seek to accelerate the effective date of the registration statement. Please refer to Sections 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our website.

William Gupp

Trex Company, Inc.

September 22, 2009

2.	We note that you propose to file Exhibit 25.1 (Statement of Eligibility of Trustee on Form T-1) either by amendment or by incorporation by reference. Please note that you are not permitted to incorporate a T-1 by reference from another filing. You may file the T-1 after the effective date of your registration statement because you are using Form S-3 and you have indicated that you will conduct your offering on a delayed basis. Please refer to Sections 108.02 and 206.01 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our website.

*            *            *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission for taking any action with respect to the filing;

•

the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

William Gupp

Trex Company, Inc.

September 22, 2009

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Dieter King, staff attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long

Assistant Director

cc:	Brian Brown, Esq. (Via Facsimile 804-343-5021)